Exhibit 21.1

Jack Henry and Associates, Inc. Subsidiaries

Jack Henry & Associates, Inc.
Jack Henry Services, L.P.
Jack Henry Systems, L.P.
Jack Henry Software/Commlink, L.P.
Symitar Systems, Inc.
Check Collect, Inc.
Select Payment Processing, Inc.
RPM Intelligence, LLC
Tangent Analytics, LLC
Margin Maximizer, Inc. dba USBA
Gladiator Technology Services, Inc.
Audiotel Corporation
Jack Henry International, Ltd.